UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Index

1. Summary of the 2014 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2014 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2014 (Separate)

Summary of 2014 First Half Business Report

On August 14, 2014, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first Half of 2014 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquisition of the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

1.3.	Overview of the Business Group

(As of June 30, 2014)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, has been liquidated.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
(4)	On November 12, 2011, KB Investment & Securities Hong Kong Ltd. was closed.
(5)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
(6)	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
(7)	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
(8)	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.
(9)	On October 10, 2012, Kookmin Bank (China) Ltd. was added as a second-tier subsidiary.
(10)	On September 2, 2013, Yehansoul Savings Bank was added as a first-tier subsidiary. (On January 13, 2014, Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd. Accordingly, Yehansoul Savings Bank is no longer a first-tier subsidiary of KB Financial Group.)
(11)	On March 20, 2014, KB Capital Co., Ltd. was added as a first-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of June 30, 2014)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of June 30, 2014)		(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of June 30, 2014)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	—	—	—

1.5.	Dividends

Items		January 1, 2013 to December 31, 2013(1)(2)	January 1, 2012 to December 31, 2012(1)(3)	January 1, 2011 to December 31, 2011(1)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		195,826	647,097	(63,678)
Earnings per share (Won)		507	1,675	(173)
Total cash dividends (Won in Millions)		193,176	231,811	278,173
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		98.6	35.8	(436.8)
Cash dividend yield (%)	Common Shares	1.2	1.6	1.9
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	500	600	720
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Based on K-IFRS (on a separate basis).
(2)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2013 was 15.3%.
(3)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1019.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the year ended December 31, 2013	For the year ended December 31, 2012(1)
Net interest income	3,150,792	3,300,066	6,522,832	7,037,783
Interest income	5,847,816	6,282,344	12,356,930	14,210,106
Interest expense	(2,697,024)	(2,982,278)	(5,834,098)	(7,172,323)
Net fee and commission income	665,501	759,153	1,479,239	1,566,706
Fee and commission income	1,271,352	1,310,238	2,657,365	2,753,876
Fee and commission expense	(605,851)	(551,085)	(1,178,126)	(1,187,170)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	169,727	324,309	756,822	811,964
Net other operating income (expenses)	(363,674)	(720,588)	(1,304,765)	(1,531,942)
General and administrative Expenses	(1,999,994)	(2,001,008)	(3,983,564)	(3,845,610)
Operating profit before provision for credit losses	1,622,352	1,661,932	3,470,564	4,038,901
Provision for credit losses	(613,219)	(677,572)	(1,443,572)	(1,606,703)
Net operating profit	1,009,133	984,360	2,026,992	2,432,198

* Note:	Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1110 and 1019.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

(Unit: in millions of Won, %)
		For the six months ended June 30, 2014			For the year ended December 31, 2013			For the year ended December 31, 2012(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	184,074,998	2.28	63.70	180,330,345	2.49	63.46	181,850,183	3.10	64.01
	Certificate of deposit	1,775,705	2.76	0.61	1,780,230	3.01	0.63	1,734,611	3.88	0.61
	Borrowings	5,317,975	2.58	1.84	5,187,862	2.58	1.83	5,308,486	2.86	1.87
	Call money	3,887,590	2.48	1.35	3,716,812	2.57	1.31	3,562,595	3.02	1.25
	Debentures	24,317,111	4.21	8.42	22,072,602	4.31	7.77	21,002,427	5.17	7.39
	Other	3,120,532	2.85	1.08	3,199,161	2.74	1.13	3,188,139	3.59	1.12

Subtotal		222,493,911	2.51	77.00	216,287,012	2.69	76.13	216,646,441	3.30	76.25

Foreign currency	Deposits	5,107,655	0.51	1.77	5,172,485	0.79	1.82	5,289,517	0.97	1.86
	Borrowings	6,139,473	0.54	2.12	6,961,080	0.59	2.45	8,399,079	0.91	2.96
	Call money	1,110,028	0.32	0.38	961,747	0.41	0.34	1,224,909	0.55	0.43
	Debentures	3,372,949	3.87	1.17	3,248,259	7.33	1.14	3,549,616	4.96	1.25
	Other	262,559	1.03	0.09	260,195	1.14	0.09	203,426	1.34	0.07

Subtotal		15,992,664	1.22	5.53	16,603,766	1.97	5.84	18,666,547	1.68	6.57

Other	Total shareholders’ equity	26,023,764	—	9.01	25,499,740	—	8.97	24,431,702	—	8.61

	Allowances	737,392	—	0.26	736,008	—	0.26	901,913	—	0.32
	Other	23,724,852	—	8.20	25,043,332	—	8.80	23,452,276	—	8.25

Subtotal		50,486,007	—	17.47	51,279,080	—	18.03	48,785,891	—	17.18

Total		288,972,582	—	100.00	284,169,858	—	100.00	284,098,879	—	100.00

Note:	Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1110 and 1019.

2.2.2.	Uses of Funds

		For the six months ended June 30, 2014			For the year ended December 31, 2013			For the year ended December 31, 2012(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	6,201,101	2.68	2.15	4,921,197	2.75	1.73	3,978,175	3.66	1.40
	Securities	44,040,087	3.82	15.24	45,223,896	3.63	15.91	45,292,632	4.39	15.94
	Loans	192,261,126	4.26	66.53	186,666,145	4.62	65.69	188,233,803	5.43	66.27
	Guarantee payments under payment guarantee	48,527	0.35	0.02	48,836	1.34	0.02	68,419	0.73	0.02
	Call loan	583,489	2.46	0.20	1,113,932	2.76	0.39	1,581,952	3.20	0.56
	Private placement corporate bonds	685,408	4.93	0.24	669,077	5.34	0.24	679,954	6.78	0.24
	Credit cards	11,204,883	10.13	3.88	11,608,865	10.70	4.09	12,076,314	11.14	4.25
	Other	8,426,341	5.54	2.92	7,005,212	5.75	2.46	4,881,932	6.00	1.72
	Allowance	(2,879,719)	—	(1.00)	(3,337,963)	—	(1.17)	(3,514,211)	—	(1.25)

Subtotal		260,571,243	4.49	90.18	253,919,197	4.77	89.36	253,278,970	5.57	89.15

Foreign currency	Due from banks	1,251,919	1.78	0.43	984,258	1.10	0.35	829,485	1.79	0.29
	Securities	791,306	3.19	0.27	1,039,047	2.38	0.37	1,237,230	3.06	0.44
	Loans	8,258,094	1.92	2.86	9,151,081	1.99	3.22	9,746,662	2.24	3.43
	Call loan	2,351,821	0.79	0.81	1,778,838	0.55	0.62	1,728,696	0.70	0.61
	Bills bought	2,281,700	1.32	0.79	2,357,512	1.46	0.83	2,931,390	1.97	1.03
	Allowance	(200,289)	—	(0.07)	(166,194)	—	(0.06)	(178,772)	—	(0.06)
	Other	2,749	—	0.00	2,354	—	0.00	1,899	—	0.00

Subtotal		14,737,300	1.73	5.09	15,146,896	1.73	5.33	16,296,590	2.09	5.74

Other	Cash	1,633,034	—	0.57	1,629,765	—	0.57	1,617,802	—	0.57
	Fixed assets held for business	3,177,801	—	1.10	3,190,345	—	1.12	3,211,797	—	1.13
	Other	8,853,204	—	3.06	10,283,655	—	3.62	9,693,720	—	3.41

Subtotal		13,664,039	—	4.73	15,103,765	—	5.31	14,523,319	—	5.11

Total		288,972,582	—	100.00	284,169,858	—	100.00	284,098,879	—	100.00

Note:	Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1110 and 1019.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in millions of Won, %)
	As of June 30, 2014(1) (2)	As of December 31, 2013(2)	As of December 31, 2012(3)
Total Capital (A)	27,679,183	27,296,535	26,907,004
Risk-weighted assets (B)	180,339,496	177,514,060	193,510,143
BIS ratio (A/B)(4)	15.35	15.38	13.90

(1)	Preliminary figures
(2)	Calculated in accordance with Basel III
(3)	Calculated in accordance with Basel I
(4)	BIS risk-adjusted capital ratio = (total capital / risk-weighted assets) X 100.

Kookmin Bank	(Unit: in billions of Won, %)
	As of June 30, 2014(1)	As of December 31, 2013(1)	As of December 31, 2012 (2)
Total Capital (A)	22,867	22,624	21,391
Risk-weighted assets (B)	146,217	146,743	148,544
BIS ratio (A/B)	15.64	15.42	14.40

(1)	Calculated in accordance with Basel III
(2)	Calculated in accordance with Basel II

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

03/14/2014 03/14/2014 03/14/2014	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service (2) (AAA ~ D)	Stable Stable Stable

12/07/2011	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service (2) (A1 ~ D)	—

(1)	Redeemed in full as of June 30, 2014.
(2)	Formerly NICE Ratings.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2014	As of December 31, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010
Cash and due from financial institutions	15,587,672	14,792,654	10,592,605	9,178,125	6,829,828
Financial assets at fair value through profit or loss	8,715,736	9,328,742	9,559,719	6,326,104	4,013,313
Derivative financial assets	2,002,207	1,819,409	2,091,285	2,448,455	2,595,121
Loans	224,421,337	219,001,356	213,644,791	212,107,027	197,621,004
Financial investments	34,505,461	34,849,095	36,467,352	35,432,182	36,189,650
Investments in associates	691,552	755,390	934,641	892,132	723,411
Property and equipment	3,006,252	3,060,843	3,100,393	3,186,020	3,150,260
Investment property	162,829	166,259	52,974	51,552	52,921
Intangible assets	462,678	443,204	493,131	468,441	504,920
Deferred income tax assets	17,669	15,422	18,432	22,329	4,045
Assets held for sale	63,651	37,718	35,412	9,931	9,353
Other assets	9,461,041	7,568,063	8,760,319	7,478,519	7,076,796

Total assets	299,098,085	291,838,155	285,751,054	277,600,817	258,770,622

Financial liabilities at fair value through profit or loss	1,393,830	1,115,202	1,851,135	1,388,079	1,294,859
Derivative financial liabilities	1,777,384	1,795,339	2,054,742	2,059,573	2,236,359
Deposits	205,360,093	200,882,064	197,346,205	190,337,590	179,862,071
Debts	16,344,681	14,101,331	15,965,458	16,823,838	11,744,389
Debentures	26,460,972	27,039,534	24,270,212	27,069,879	29,107,316
Provisions	636,962	678,073	669,729	797,739	1,020,070
Defined benefit liabilities	139,503	64,473	83,723	128,488	125,463
Current income tax liabilities	130,183	211,263	264,666	588,825	29,641
Deferred income tax liabilities	151,028	61,816	154,303	220,842	283,575
Other liabilities	20,269,187	20,236,229	18,327,740	15,086,169	13,400,949

Total liabilities	272,663,823	266,185,324	260,987,913	254,501,022	239,104,692

Equity attributable to shareholders of the Company	26,242,920	25,652,831	24,568,619	22,917,975	18,496,687
Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,605	15,854,605	15,840,300	15,841,824	15,990,278
Accumulated other comprehensive income	354,365	336,312	295,142	191,642	430,572
Retained earnings	8,102,192	7,530,156	6,501,419	4,952,751	2,620,888
Treasury shares	—	—	—	—	(2,476,809)
Non-controlling interests	191,342	—	194,522	181,820	1,169,243

Total equity	26,434,262	25,652,831	24,763,141	23,099,795	19,665,930

Total liabilities and equity	299,098,085	291,838,155	285,751,054	277,600,817	258,770,622

Number of consolidated companies	98	100	93	67	58

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1110 and 1019.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the year ended December 31, 2013	For the year ended December 31, 2012(1)	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	3,150,792	3,300,066	6,522,832	7,037,783	7,104,512	6,173,804
Net fee and commission income	665,501	759,153	1,479,239	1,566,706	1,794,750	1,704,714
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	169,727	324,309	756,822	811,964	1,035,867	814,808
Net other operating income (loss)	(363,674)	(720,588)	(1,304,765)	(1,531,942)	(1,092,009)	(1,067,343)
General and administrative expenses	(1,999,994)	(2,001,008)	(3,983,564)	(3,845,610)	(3,931,808)	(4,366,629)
Operating profit before provision for credit losses	1,622,352	1,661,932	3,470,564	4,038,901	4,911,312	3,259,354
Provision for credit losses	(613,219)	(677,572)	(1,443,572)	(1,606,703)	(1,512,978)	(2,871,417)
Net operating profit	1,009,133	984,360	2,026,992	2,432,198	3,398,334	387,937
Net non-operating profit(loss)	11,539	(113,221)	(211,701)	(133,554)	(137,528)	(238,569)
Profit before income tax	1,020,672	871,139	1,815,291	2,298,644	3,260,806	149,368
Income tax benefit (expense)	(248,750)	(292,965)	(551,586)	(558,511)	(832,234)	70,541
Profit for the period	771,922	578,174	1,263,705	1,740,133	2,428,572	219,909
Other comprehensive income (loss) for the year, net of tax	17,990	(13,284)	26,902	144,719	(235,748)	99,329

Total comprehensive income for the period	789,912	564,890	1,290,607	1,884,852	2,192,824	319,238

Profit attributable to:	771,922	578,174	1,263,705	1,740,133	2,428,572	219,909
Shareholders of the parent company	765,212	574,978	1,260,509	1,731,034	2,373,026	146,600
Non-controlling interests	6,710	3,196	3,196	9,099	55,546	73,309

Total comprehensive income for the period attributable to:	789,912	564,890	1,290,607	1,884,852	2,192,824	319,238

Shareholders of the parent company	783,265	593,608	1,301,679	1,865,137	2,134,096	226,231
Non-controlling interests	6,647	(28,718)	(11,072)	19,715	58,728	93,007
Earnings per share
Basic earnings per share (Won)	1,981	1,488	3,263	4,480	6,461	427
Diluted earnings per share (Won)	1,974	1,483	3,249	4,467	6,445	427

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1110 and 1019.

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of June 30, 2014	As of December 31, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010
Cash and due from financial institutions	61,349	77,298	96,234	32,031	759,998
Loans	10,000	10,000	25,000	60,000	160,000
Investments in subsidiaries	18,557,566	18,292,443	17,944,848	17,773,322	17,673,322
Property and equipment	619	642	351	759	1,109
Intangible assets	9,093	10,133	9,122	10,531	11,057
Current income tax assets	—	—	—	—	125,423
Deferred income tax assets	3,209	4,203	3,800	2,445	898
Other assets	187,703	269,823	310,673	631,602	48,105

Total assets	18,829,539	18,664,542	18,390,028	18,510,690	18,779,912

Debts	—	—	—	130,000	—
Debentures	628,648	349,157	—	49,988	799,353
Defined benefit liabilities	2,218	1,433	1,384	992	1,134
Current income tax liabilities	118,925	209,928	257,535	578,729	—
Other liabilities	59,855	55,602	46,767	34,701	158,304

Total liabilities	809,646	616,120	305,686	794,410	958,791

Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income	(2,741)	(2,715)	(2,780)	—	—
Retained earnings	2,577,067	2,605,570	2,641,555	2,270,713	2,375,554

Total equity	18,019,893	18,048,422	18,084,342	17,716,280	17,821,121

Total Liabilities and Equity	18,829,539	18,664,542	18,390,028	18,510,690	18,779,912

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1019.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the six months ended June 30, 2014	For the six months ended June 30, 2013	For the year ended December 31, 2013	For the year ended December 31, 2012(1)	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	(7,150)	2,245	(1,368)	2,993	(14,572)	(17,281)
Net fee and commission expense	(4,450)	(3,594)	(6,270)	(4,130)	(6,079)	(6,951)
Net other operating income	193,770	282,039	245,044	687,925	—	95,305
General and administrative expenses	(15,915)	(19,797)	(40,657)	(40,459)	(41,711)	(31,187)
Operating profit (loss) before provision for credit losses	166,255	260,893	196,749	646,329	(62,362)	39,886
Provision for credit losses	—	—	—	—	—	—
Operating profit (loss)	166,255	260,893	196,749	646,329	(62,362)	39,886
Net non-operating income (expense)	(580)	(578)	(1,346)	(312)	(2,863)	792
Profit (loss) before tax benefit (expense)	165,675	260,315	195,403	646,017	(65,225)	40,678
Income tax benefit (expense)	(1,002)	356	423	1,080	1,547	897
Profit (loss) for the period	164,673	260,671	195,826	647,097	(63,678)	41,575
Other comprehensive income (loss) for the period, net of tax	(26)	10	65	(862)	—	—

Total comprehensive income (loss) for the period	164,647	260,681	195,891	646,235	(63,678)	41,575

Earnings (loss) per share
Basic earnings (loss) per share (Won)	426	675	507	1,675	(173)	121
Diluted earnings (loss) per share (Won)	425	672	505	1,670	(173)	121

(1)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1019.

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	As of June 30, 2014	As of December 31, 2013	As of December 31, 2012
Current assets in Won (A)	63.7	77.6	96.2
Current liabilities in Won (B)	3.8	1.3	1.6
Current ratio (A/B)	1,689.73%	5,934.85%	6,100.82%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).

3.3.2.	Selected ratios

	(Unit: %)
Category	For the six months ended June 30, 2014(1)	For the year ended December 31, 2013	For the year ended December 31, 2012
Net income as a percentage of average total assets	0.52	0.43	0.60
Net income as a percentage of average shareholders’ equity	5.91	5.03	7.16

Note:	Based on K-IFRS (on a consolidated basis).

(1)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of June 30, 2014)
Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries Co., Ltd.	899
Samsung Electronics Co., Ltd.	833
Hyundai Steel Co., Ltd.	805
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	803
LG Electronics Inc.	774
GS Caltex Corporation	615
Samsung Heavy Industries Co., Ltd.	612
Samsung Display Co., Ltd.	596
KT Corporation	570
Hyundai Capital Services, Inc.	557
Daewoo International Corporation	484
HSH Nord Bank AG Singapore	456
SK Energy Co., Ltd.	438
Korea Securities Finance Corporation	431
Bank of China HQ	411
Hyundai Motor Company	363
Agricultural Bank of China Ltd.	325
Korean Air Lines Co., Ltd.	310
S-Oil Corporation	298
POSCO	293

Total	10,873

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of June 30, 2014)
Group	Credit extended *
(Unit: in billions of Won)
Samsung	4,156
Hyundai Motor	3,459
SK	2,234
LG	1,836
Hyundai Heavy Industries	1,470
POSCO	1,328
GS	1,152
Lotte	846
Daewoo Shipbuilding & Marine Engineering	844
Hanwha	830

Total	18,155

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of June 30, 2014)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	35,997	36.3
Construction	4,843	4.9
Real estate	16,510	16.6
Retail and wholesale	15,041	15.1
Hotel, lodging and food service	6,160	6.2
Financial institutions	1,546	1.6
Other	19,204	19.3
Total	99,301	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of June 30, 2014)
	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Shipbuilding	204	132
Borrower B	Real estate and leasing	132	10
Borrower C	Shipbuilding	113	29
Borrower D	Construction	77	58
Borrower E	Construction	65	64
Borrower F	Finance and insurance	49	47
Borrower G	Construction	42	41
Borrower H	Construction	41	32
Borrower I	Transportation	40	6
Borrower J	Shipbuilding	37	23
Borrower K	Arts, sports and recreation related services	36	36
Borrower L	Construction	32	31
Borrower M	Shipbuilding	29	28
Borrower N	Manufacturing	26	2
Borrower O	Real estate and leasing	25	3
Borrower P	Real estate and leasing	25	2
Borrower Q	Hotel, lodging and food service	24	6
Borrower R	Real estate and leasing	24	12
Borrower S	Finance and insurance	22	2
Borrower T	Shipping	21	3
Total		1,064	567

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to June 30, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,219 (annualized basis)	3,620
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,219	15,940
January 1 to December 31, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	15,216

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2014, the board of directors consisted of one executive director and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

Total Amount Approved at the Meeting of Shareholders

	(Unit: in millions of Won)
	Total number of persons	Total amount approved at shareholders’ meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	10	2,500	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

Total Amount Paid as of June 30, 2014

	(Unit: in millions of Won)
	Total number of persons(1)	Total Compensation (2)(4)(5)(6)	Average Compensation per person (3)	Notes
Registered Directors (excluding non-executive directors)	1	594	594	—
Non-executive Directors (excluding audit committee members)	4	155	39	—
Audit committee members or internal auditor	5	218	44	—

Total	10	967	97	—

(1)	Represents the total number of applicable persons as of June 30, 2014.
(2)	Represents the total amount paid (rounded to the nearest million) for the six months ended June 30, 2014.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the six months ended June 30, 2014, divided by (ii) the annualized number of applicable persons.
(4)	Payments subject to the Company’s internal policies on compensation to directors.
(5)	Total payments as presented in the above table include a total of Won 218 million, which was paid in the first quarter of 2014 with respect to short-term performance-based compensation for services performed in 2013.

(6)	In addition to the total payments as presented in the above table, we paid Won 115 million in cash to Jae Mok Cho, former non-executive director, after the expiration of his term of office, with respect to the total stock grant of 3,009 shares in 2009 (in accordance with the Best Practice Guidelines for non-executive directors of banking institutions, performance-based compensation to non-executive directors, including stock grant, has been prohibited since 2010).
(7)	In addition to the total payments as presented in the above table, we recorded a reversal of Won 1,458 million in our income statement for the six months ended June 30, 2014 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

	(Unit: in Won)
Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 4-1	0.03~2.03	2.58	—	35,225~35,889
Series 4-2	0.03~2.03	2.58	—	35,225~35,889
Series 11-1	3.03~5.03	2.63	26,884	36,272~36,902

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of June 30, 2014 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

Compensation – Individual Basis

	(Unit: in millions of Won)
Name	Position	Total Compensation(1)	Additional Compensation(2)
Young-Rok Lim	Chairman and Chief Executive Officer	594	Grant of 11,542 long-term performance shares

(1)	Includes performance based short-term incentive payments made in the first quarter of 2014 with respect to services performed in 2013.
(2)	Based on performance during term of office in 2014. The amount of disbursement, if any, of the long-term incentive performance shares will be determined at a later date.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2014 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2014, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of June 30, 2014 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Young-Rok Lim	March 1955	Chairman & Chief Executive Officer	10,000

6.2.	Non-Executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of June 30, 2014 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	—
Jong Cheon Lee	February 1951	Non-Executive Director	—
Jae Ho Cho	January 1955	Non-Executive Director	—
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Kwa Kim	December 1955	Non-Executive Director	—
Myung Jig Kim	October 1959	Non-Executive Director	—
Sung Hwan Shin	February 1963	Non-Executive Director	—

6.3.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following nine executive officers as of June 30, 2014.

Name	Date of Birth	Position	Common Shares Owned
Woong-Won Yoon	February 1960	Deputy President & Chief Financial Officer	1,300
Yong Soo Kim	February 1961	Deputy President & Chief Public Relations Officer	—
Ki-Bum Lee	November 1957	Senior Managing Director & Chief Risk Officer	600
Jae-Youl Kim	October 1969	Senior Managing Director & Chief Information Officer	904
Sang-Hwan Kim	May 1960	Managing Director & Chief Human Resources Officer	—
Minkyu Chung	February 1970	Managing Director & Chief Comliance Officer	—
Jong-Hee Yang	June 1961	Managing Director & Head of Strategic Planning Department	914
Kyu Sul Choi	August 1960	Managing Director & Head of Investor Relations	1,506
Kyung Yup Cho	September 1961	Managing Director & Head of KB Research	500

6.4.	Employees

The following table shows the breakdown of our employees as of June 30, 2014.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	167	26 months	8,501	51

(1)	Represents the total amount paid for the six months ended June 30, 2014.
(2)	Represents (i) the total amount paid for the six months ended June 30, 2014 divided by (ii) the total number of employees as of June 30, 2014

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of June 30, 2014.

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	38,476,974	9.96
The Bank of New York Mellon Corporation(1)	32,327,550	8.37

(1)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of June 30, 2014)	(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of June 30, 2014)	(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	16,484	Common Stock
Kookmin Bank	2,568,467	Common Stock
KB Kookmin Card Co., Ltd.	119,307	Common Stock
KB Investment & Securities Co., Ltd.	18,678	Common Stock
KB Life Insurance Co., Ltd.	16,841	Common Stock
KB Asset Management Co., Ltd.	5,639	Common Stock
KB Capital Co., Ltd.	—	Common Stock
KB Savings Bank Co., Ltd.	1,017	Common Stock
KB Real Estate Trust Co., Ltd.	10,231	Common Stock
KB Investment Co., Ltd.	3,892	Common Stock
KB Credit Information Co., Ltd.	10,343	Common Stock
KB Data Systems Co., Ltd.	15,603	Common Stock

Total	2,786,502	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of June 30, 2014)				(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank(2)	404,379,116	100	14,821,721	262,428,438	877,468
KB Kookmin Card Co., Ltd. (2)	92,000,000	100	1,953,175	15,854,982	384,411
KB Investment & Securities Co., Ltd.(3) (4)	31,588,314	100	507,212	2,524,430	5,421
KB Life Insurance Co., Ltd. (4)	91,200,000	100	485,314	6,942,441	3,132
KB Asset Management Co., Ltd. (4)	7,667,550	100	96,312	232,766	63,155
KB Capital Co., Ltd.(5)	11,180,630	52.02	279,874	3,939,851	54,143
KB Savings Bank Co., Ltd.(6)(7)	8,001,912	100	172,091	584,025	(301)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	182,657	2,110
KB Investment Co., Ltd.	8,951,797	100	104,910	137,949	2,866
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,142	(336)
KB Data Systems Co., Ltd.	800,000	100	6,334	21,753	19

Total	673,021,719		18,572,117	292,879,434	1,392,088

(1)	Based on K-IFRS (on a separate basis)
(2)	KB Kookmin Card Co., Ltd. was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(3)	KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. on March 14, 2011.
(4)	The latest fiscal year is as of December 31, 2013 or for the period from April 1, 2013 to December 31, 2013.
(5)	KB Capital Co., Ltd. was added as a first-tier subsidiary on March 20, 2014.
(6)	KB Savings Bank Co., Ltd. was added as a first-tier subsidiary on January 2, 2012, and completed a rights offering on January 14, 2012.
(7)	Yehansoul Savings Bank was added as a first-tier subsidiary on September 2, 2013, and merged into KB Savings Bank Co., Ltd. on January 13, 2014.

7.5.	Related Party Transactions

Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment Co., Ltd.	Subsidiary	Loans	20	10	CD 3M + 94 bps	June 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO